EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 6, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Completes Acquisition and

Expands its Buckskin Rawhide Gold Property, Nevada

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada.  The PC and RH claims (henceforth called “Buckskin Rawhide West”), comprise 21 unpatented lode mining claims totaling 420 acres.

This acquisition expands Emgold’s Buckskin Rawhide gold-silver property (the “Property”) to 73 unpatented mining claims totaling 1,460 acres.  Forty-six of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold.  The Property now consists of two non-contiguous claim blocks – Buckskin Rawhide and Buckskin Rawhide West.  These claim blocks are separated by claims owned by Pilot Gold Corporation that are part of the adjacent Regent Property (see attached figure).

The Buckskin Rawhide Property is located approximately 40 miles southeast of Fallon in the Rawhide Mining District.  It is adjacent to the Rawhide Mine operated by Rawhide Mining Company.  The Rawhide Mine, formerly operated by Kennecott Minerals, is reported by Kennecott to have produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.  The location of the Buckskin Rawhide Property in the vicinity of Rawhide Mine does not mean that a resource will be identified on the Buckskin Rawhide Property, but the presence of mineralized structures on the Buckskin Rawhide, Regent, and Rawhide properties and historic mine workings in the area indicate the potential for discovery.

Both the Buckskin Rawhide and Buckskin Rawhide West areas have volcanic-hosted epithermal gold-silver targets with geology similar to the nearby Rawhide Mine.  The limited exploration done on the Buckskin Rawhide West property includes geologic mapping and soil and rock sampling.  Potential exists for discovery of high grade veins and low grade bulk disseminated gold targets on the Property through further exploration.

President and CEO of Emgold, David Watkinson, stated “This is a strategic acquisition by Emgold, given our continuing exploration success at Buckskin Rawhide.  The Buckskin Rawhide Property has potential for development as a stand-alone property or for synergistic development with adjacent properties, including one of which is the Rawhide Mine.  We look forward to continuing exploration on the property with the ultimate goal of developing an NI 43-101 compliant gold and silver resource”.

Buckskin Rawhide Property Geology and Exploration

The Buckskin Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada.  The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District.  Buckskin Rawhide Property geology and mineralization are associated with lithologic units and structures of the Rawhide Caldera, as well as structures from the Walker Lane and Basin and Range.

The Buckskin Rawhide Property is an early-stage exploration property that is prospective for both high grade vein and disseminated gold exploration targets.  Geology mapping, geophysics and geochemical prospecting have been applied to define structures and mineralization.  The Property will be explored for volcanic-hosted epithermal gold-silver targets similar to those at the nearby Rawhide Mine.

Since acquiring the Buckskin Rawhide Property, Emgold has made two important discoveries: the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target.  The Black Eagle High Grade Vein Target was disclosed by Emgold in news releases of January 12 and April 20, 2011, and the Chicago Mountain Bulk Disseminated Target was disclosed by Emgold in the news release of October, 4, 2011.  The most recent Emgold news release dated January 30, 2012 provided an update of exploration activities at both Black Eagle and Chicago Mountain.  The acquisition of Buckskin Rawhide West gives Emgold a third exploration target on the Property.

Buckskin Rawhide West Target

The geology of Buckskin Rawhide West exploration target is similar Buckskin Rawhide.  Host rocks include volcanic flow-dome complexes composed of andesite and latite, overlain by rhyolitic and dacitic tuff-breccias and pyroclastic deposits.  Opalite sinter is present, suggesting that Buckskin Rawhide West may be situated near the top of a hot springs system, possibly the same system that formed the Rawhide Mining District.  North to northeast-trending faults, which are present on the claim block, indicate the existence of structures that trend parallel to those at Buckskin Rawhide.  Geophysical methods used historically to delineate those structures included ground magnetics, VLF/EM, and radiometric surveys.

Plans are to conduct preliminary exploration work, consisting of geologic mapping and sampling of the Buckskin Rawhide West Target in 2012, using existing funds to complete the work.

Note that sample results on the Buckskin Rawhide Property are preliminary in nature and are not conclusive evidence of the likelihood of the occurrence of a mineral deposit.  However, the results do justify further exploration of the Property

Details of the Lease Option and Purchase Agreement

Buckskin Rawhide West consists of 21 unpatented mineral lode claims totaling 420 acres, under the jurisdiction of the BLM.  The claims are under a lease and option to purchase agreement to acquire 100% of the claims from Jeremy C. Wire, who is the registered owner of the claims.   The acquisition is subject to approval by the TSX Venture Exchange.

Emgold has agreed to lease the property from Mr. Wire, subject to the following payments:

Table 1

Advance Royalty Payments

Year	Advance Royalty Payment
2012	US$10,000 (1)
2013	US$10,000 (2)
2014	US$10,000 (2)
2015	US$20,000 (3)
2016	US$30,000 (3)
2017	US$30,000 (3)
2018	US$30,000 (3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares.  (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold.  (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor.  Shares will be issued at “market value” which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property.  In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property.  Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Buckskin Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

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Pilot Gold
EMGOLD MINING
Buckskin Rawhide
EMGOLD MINING
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Rawhide West
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Mining Company
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EMGOLD MINING CORP.

BUCKSKIN RAWHIDE PROPERTY
Nevada, USA

Buckskin-Rawhide and
Adjacent Property Claims